Mail Stop 4720

July 27, 2009

James A White
Chief Financial Officer
Superior Bancorp
17 North 20th Street
Birmingham, Alabama 35203

Re: Superior Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2009
File No. 0-25033

Dear Mr. White:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Superior Bancorp.

James A. White
Superior Bancorp
July 27, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008
Managements Discussion and Analysis if Financial Condition and Results of Operations,

Non-GAAP Financial Information, page 25

1. We note that your presentation of "operating earnings" eliminates the effects of goodwill impairment and other-than-temporary impairment ("OTTI") of investment securities. Please tell us how you considered the guidance in Item 10(e) of Regulation S-K and Question 8 of the *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures* prepared by Staff Members in the Division of Corporation Finance in determining that this measure was not a prohibited non-GAAP measure. In particular, please explain how you determined that OTTI of investment securities was not a recurring item. In addition, to the extent that you conclude that this non-GAAP measure is not prohibited, please revise your future filings to provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Note 3 – Investment Securities, page 7

2. We refer to your investment securities tables on pages 7-8. Paragraph 39 of FSP 115-2 and 124-2 provides that the disclosures required by the FSP be provided by major security type. Although paragraph 39 provides a list of security types to be presented by financial institutions, it states that additional security types may be necessary and that a company should consider certain characteristics (e.g. business sector, vintage, geographic concentration, credit quality, economic characteristics) in determining whether it is necessary to separate further a particular security type in greater detail. Accordingly, please revise your future filings to disclose your major security types in greater detail as follows:

- Separately disclose residential mortgage-backed securities, commercial mortgage-backed securities and collateralized debt obligations as these major security types are specifically required for financial institutions based on the guidance in paragraph 39 of FSP 115-2 and 124-2;

- Consider further segregating your mortgage-backed securities by vintage, credit quality (e.g., prime, subprime) or other loan characteristics (e.g., Alt-A, interest-only, agency vs. non-agency) based on the nature and risks of the securities; and

- Consider further segregating your trust preferred securities by type (e.g., single issuer vs. pooled) and class/tranche held (e.g., senior, mezzanine).

3. Please revise your future filings to provide the disclosures required by paragraph 19 of SFAS 115, as amended by FSP 115-2 and 124-2. Refer to paragraph A2 of the FSP for more information.

4. We note that a significant portion of your unrealized losses on investment securities are attributable to your bank and pooled trust preferred securities. Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 (which you will adopt in your next Form 10-Q) and Item 303 of Regulation S-K. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please provide us with and revise future filings to disclose the following information as of the most recent period end (in tabular format):

   - deal name
   - single issuer or pooled
   - class/tranche
   - book value
   - fair value
   - unrealized gain/loss
   - lowest credit rating assigned
   - number of banks currently performing
   - actual deferrals and defaults as a percentage of original collateral
   - expected deferrals and defaults as a percentage of remaining performing collateral
   - excess subordination as a percentage of remaining performing collateral

   Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies to allow an investor to understand why this information is relevant and meaningful.

5. Please tell us and revise your future filings to disclose whether you believe your investment in FHLB Atlanta stock is other than temporarily impaired. Discuss the various positive and negative factors considered when making this determination. For example, regarding your June 30, 2009 analysis, discuss how you considered the fact that FHLB Atlanta has suspended paying dividends on common stock and that they incurred a net loss for the three months ended March 31, 2009.

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our

James A. White
Superior Bancorp
July 27, 2009

comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions, please call me at (202) 551-3426 or William J. Schroeder, Staff Accountant at (202) 551-3394.

Sincerely,

Angela Connell
Reviewing Accountant